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                                                                           EXHIBIT 12(A)

                               PUBLIC SERVICE ELECTRIC AND GAS COMPANY

                         COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                                                                                                    12 Months
                                                      YEARS ENDED DECEMBER 31,                        Ended
                                  --------------------------------------------------------------     June 30,
                                     1991         1992        1993        1994           1995          1996
                                  ----------   ----------   ----------   ----------   ----------    ---------
                                                            (THOUSANDS OF DOLLARS)
Earnings as Defined in
Regulation S-K:

Net Income ....................      545,479      475,936      614,868      659,406      616,964      591,185
Federal Income Taxes (A) ......      261,912      223,782      307,414      301,447      325,737      312,888
Fixed Charges .................      367,828      411,493      401,046      408,045      418,825      435,886
Earnings ......................    1,175,219    1,111,211    1,323,328    1,368,898    1,361,526    1,339,959
                                  ----------   ----------   ----------   ----------   ----------   ----------

Fixed Charges as Defined in
Regulation S-K (B)

Total Interest Expense (C) ....      358,517      401,902      389,956      395,925      406,869      406,033
Interest Factor in Rentals ....        9,311        9,591       11,090       12,120       11,956       11,790
Subsidiaries' Preferred Stock
  Dividend Requirements .......         --           --           --           --           --         18,063
       Total Fixed Charges ....      367,828      411,493      401,046      408,045      418,825      435,886
                                   =========    =========   ==========   ==========   ==========   ==========
Ratio of Earnings to Fixed
  Charges .....................         3.20         2.70         3.30         3.35         3.25         3.07
                                        ====         ====         ====         ====         ====         ====


(A)  Includes state income taxes and federal income taxes for other income.

(B)  Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and (d) preferred securities dividend requirements of subsidiaries, increased to reflect the pre-tax earnings requirement for Public Service Electric and Gas Company.

(C)  Excludes 1991 and 1992 interest expense on decommissioning costs of $6,956 and $5,208, respectively.
     Effective January 1, 1992, accounting was changed to follow Federal Energy Regulatory Commission guidelines.

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